Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

December 12, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 28, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Themes ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Themes Gold Miners ETF
Themes Natural Monopoly ETF
Themes US Cash Flow Champions ETF
Themes US R&D Champions ETF
Themes US Small Cap Cash Flow Champions ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,